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                                                                    EXHIBIT 99.4

                              WIPRO'S OMBUDSPROCESS

1.    INTRODUCTION

      Wipro (hereinafter referred to as "the Company") is committed to the highest standards of openness, probity and accountability.

      An important aspect of accountability and transparency is a mechanism to enable employees of the Company to voice concerns in a responsible and effective manner. It is a fundamental term of every contract of employment with the Company that an employee will faithfully serve his or her employer and not disclose confidential information about the employer's affairs.

      Nevertheless, where an employee discovers information which he/she believes shows serious malpractice, impropriety, abuse or wrongdoing within the organization then this information should be disclosed internally without fear of reprisal, and there should be arrangements to enable this to be done independently of line management (although in relatively minor instances the line manager would be the appropriate person to be informed).

      The Company has therefore endorsed the provisions set out below so as to ensure that no employee of the Company should feel at a disadvantage in raising legitimate concerns.

2.    SPIRIT OF THE POLICY

      Employees are often the first to realize that there may be something seriously wrong within the Company. However, the employee may be worried about raising such issues or may want to keep the concerns to himself/herself because he/she may consider that it is none of his/her business or that it is only a suspicion. He/she may also feel that raising the matter would be disloyal to his/her colleagues, managers or to the Company itself. Also, he/she may decide to say something but find that he/she has not spoken to the right person, or he/she has raised the issue in the wrong way and are not sure what to do next.

      As is well known, Wipro does not tolerate any malpractice, impropriety, abuse or wrongdoing and it now expects employees, who have concerns about what is happening at work to come forward and voice those concerns.

      This policy has been introduced by the Company to enable employees to raise their concerns about any malpractice, impropriety, abuse or wrongdoing at an early stage and in the right way, without fear of victimization, subsequent discrimination or disadvantage. The policy is intended to encourage and enable the employees to raise concerns within the Company than overlooking a problem.

      It should be emphasized that this policy is intended to assist employees who believe they have discovered malpractice, impropriety, abuse or wrongdoing. It is not designed to question financial or business decisions taken by the Company nor should it be used to reconsider any matters, which have already been addressed pursuant to disciplinary or other procedures of the Company.

3.    SCOPE OF THE POLICY
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      This policy is designed to enable employees of the Company to raise concerns internally and at a high level and to disclose information, which the individual believes shows malpractice, impropriety, abuse or wrongdoing. This policy is intended to deal with concerns which are at least initially to be investigated separately but might then lead to the invocation of other procedures e.g. disciplinary.

4.    APPLICABILITY OF THE POLICY AND ITS EFFECTIVE DATE

      This policy applies to all permanent employees of the Company including those who are on probation and becomes effective with effect from April 15, 2003.

5.    ASSURANCES UNDER THE POLICY

      If an employee raises genuine concern under this policy, he/she will not be at risk of losing his/her job nor will he/she be suffering from any form of retribution as a result. If one is acting in good faith it does not matter if one is mistaken.

      The Company will not tolerate any harassment or victimization (including informal pressures) of/against the disclosing employee and will take appropriate action to protect the employee when he raises a concern in good faith.

      If the employee asks for protection of his/her identity, the Company will not disclose it without his/her consent. However, it is possible that the Company will be unable to resolve the concern raised without revealing the employee's identity (e.g. required for conducting an effective investigation or when evidence is needed in a Court). But if this occurs the Company will discuss with the employee as to how the Company and employee can proceed further in the matter and decide accordingly.

6.    POLICY AND PROCEDURE FOR DISCLOSURE, ENQUIRY AND DISCIPLINARY ACTION

6.1   WHAT CONSTITUTES MALPRACTICE IMPROPRIETY, ABUSE OR WRONGDOING?

      Malpractice, impropriety, abuse and wrongdoing (hereinafter referred to as "Concern") can include a whole variety of issues and some are listed below. However, this is not a comprehensive list but is intended to illustrate the sort of issues, which may be raised under this policy.

      - Any unlawful act, whether criminal (e.g. theft) or a breach of the civil law (e.g. slander or libel).

      -     Breach of any Policy or Manual or Code adopted by the Company

      - Health and safety risks, including risks to the public as well as other employees (e.g. faulty electrical equipment).

      - Abuse of children and vulnerable adults (e.g. through physical, sexual, psychological or financial abuse, exploitation or neglect).

      -     Damage to the environment (e.g. pollution).

      - Fraud and corruption (e.g. to solicit or receive any gift/reward as a bribe).

      - Any instance of failure to comply with legal or statutory obligation either for and on behalf of the Company or in any personal capacity in the course of discharging duties of the Company.

      -     Any instance of any sort of financial malpractice

      -     Abuse of power (e.g. bullying/harassment).

      -     Any other unethical or improper conduct.

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6.2   HOW TO DISCLOSE A CONCERN?

      It is perfectly acceptable for the employee to discuss his/her Concern with a colleague and the employee may find it more comforting to raise the matter if there are two (or more) employees who share the same Concerns.

      An employee intending to make any disclosure of a Concern is required to disclose all relevant information regarding the Concern not later than one-year from the day on which he/she knew of the Concern.

6.3   TO WHOM SHOULD A CONCERN BE DISCLOSED

      The Concern should be disclosed through E-mail or telephone, fax or any other method to the following persons each of whom has been designated as "Ombudsman".

      Mr Anurag Behar             -            Corporate
      Dr A L Rao                  -            Wipro Technologies
      Dr Anurag Srivatsava        -            Wipro lnfotech
      Mr Kumar Chander            -            Wipro Consumer Care
      Mr Sunil Rajagopalan        -            Wipro Fluid Power

6.4   WHO WILL INVESTIGATE INTO THE CONCERN?

      The Concern shall be investigated by the Ombudsman either by himself or through any other person as may be deemed necessary by the Ombudsman.

      A copy of the Concern disclosed shall be furnished to the Corporate Ombudsman for information.

6.5   WHO WILL TAKE A DECISION VIS-A-VIS THE CONCERN?

      A decision vis-a-vis the Concern disclosed at a Business Unit level shall be taken by the Business Unit Compliance Committee comprising of the following persons;

      -     Business Unit CEO

      -     Business Unit CFO

      -     CFO Business Unit HR Head

      -     Business Unit Chief Legal Officer

6.6   RULES FOR INVESTIGATION AND DECISION BY THE COMPLIANCE COMMITTEES

      The Compliance Committee shall in consultation with the Audit Committee of the Board of Directors may frame and circulate such rules as may be deemed necessary to enable a fair conduct of inquiry and investigation as well as decision.

6.7   PROCEDURE FOR HANDLING THE DISCLOSED CONCERN
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      Once any disclosure of Concern has been made by an employee, the Ombudsman to whom the disclosure has been made shall pursue the following steps:

      -     Obtain full details and clarifications of the complaint.

      - Consider the involvement of the Company's Auditors or the Police or any other external investigation agency or person.

      - Fully investigate into the allegation with the assistance where appropriate, of other individuals / bodies.

      - Prepare a detailed written report and submit the same to the Business Unit or Corporate Compliance Committee, as the case may be, not later than 30 days from the date of disclosure of Concern.

      Whilst the purpose of this policy is to enable the Company to investigate Concerns raised by the employees and take appropriate steps to deal with it, the Company will give the employee as much feedback as the Company can.

      The Company may not be able to inform the employee the precise action the Company takes where this would infringe a duty of confidence owed by the Company to someone else.

      The Company will take steps to minimize any difficulties, which the employee may experience as a result of raising the Concern. Thus, if the employee is required to give evidence in criminal or disciplinary proceedings the Company will arrange for the employee to receive advice about the procedure etc.

6.8   PROCEDURE TO BE PURSUED BY THE COMPLIANCE COMMITTEE

      The Compliance Committee shall pursue the following steps;

      - The Compliance Committee will, based on the findings in the written report submitted by the Ombudsman and after conduct of such further investigation as it may deem fit, come to a final decision in the matter not later than 30 days from the date of receipt of the written report from the Compliance Committee.

      - If the complaint is shown to be justified, then the Compliance Committee shall invoke the disciplinary or other appropriate action against the defaulting employee as per Company procedures.

      - A copy of the decision in writing shall be sent to the Corporate Ombudsman who shall also place the same before a meeting of the Audit Committee held immediately after the date of such a final decision.

      All decisions by the Compliance Committee shall be by way of a simple majority. In the case of a tie, the matter should be referred to the Corporate Ombudsman or Audit Committee, as the case may be, for a final decision in the matter.

6.9   APPEAL AGAINST THE DECISION OF THE COMPLIANCE COMMITTEE

      If the Complainant or the person complained against is not satisfied with the decision of the Compliance Committee, then either of the Parties could prefer an appeal against this decision before the Audit Committee and the decision of the Audit Committee in the matter will be final and binding on all the parties.

      Appropriate appeal procedure may be formulated by the Audit Committee.

6.10  ANONYMOUS ALLEGATIONS
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      This policy encourages employee to put his/her name to any disclosures he/she makes. Concerns expressed anonymously are much less credible, but they may be considered for further action at the sole discretion of the Company.

      In exercising this discretion, the factors to be taken into account will include:

      -     The seriousness of the Concern raised

      -     The credibility of the Concern

      - The likelihood of confirming the allegation from attributable sources

6.11  UNTRUE ALLEGATIONS

      If an employee makes an allegation in good faith, which is not confirmed by subsequent investigation, no action will be taken against that employee. In making a disclosure the employee should exercise due care to ensure the accuracy of the information.

6.12  MAINTAINING CONFIDENTIALITY OF THE CONCERN AS WELL AS THE DISCLOSURE

      The employee making the disclosure of Concern as well as any of the persons to whom the Concern has been disclosed or any of the persons who will be investigating or deciding on the investigation as well as the members of the Audit Committee shall not make public the Concern disclosed except with the prior written permission of the Audit Committee. However, this restriction shall not be applicable if any employee is called upon to disclose this issue by any judicial process and in accordance with the laws of land.

7     COMPLAINTS OF RETALIATION AS A RESULT OF DISCLOSURE

      If an employee believes that he or she has been retaliated against in the form of an adverse personnel action for disclosing Concern under this policy he/she may file a written complaint to the Ombudsman requesting an appropriate remedy.

      For the purposes of this policy an adverse personnel action shall include a disciplinary suspension; a decision not to promote; a decision not to grant a salary increase; a decision not to hire; a termination; an involuntary demotion; rejection during probation; a performance evaluation in which the employee's performance is generally evaluated as unsatisfactory; an involuntary resignation; an involuntary retirement; an involuntary reassignment to a position with demonstrably less responsibility or status as compared to the one held prior to the reassignment; or an unfavorable change in the general terms and conditions of employment.